EX-99.j.3

CONSENT OF INDEPENDENT  VERIFICATION FIRM

As the independent verification firm for Penn Capital Management, we hereby consent to reference to the firm-wide verification for the period January 1, 2004 to December 31, 2014 and performance examinations of (1) the Small Cap Equity composite for the period January 1, 2004 to December 31, 2014, (2) the Small to Mid Cap Equity composite for the period January 1, 2004 to December 31, 2014, (3) the Opportunistic High Yield composite for the period January 1, 2004 to December 31, 2014, and (4) the Senior Floating Rate Loan composite for the period July 1, 2013 to December 31, 2014, issued by ACA Performance Services, LLC, and to related references to our firm, included in or made a part of the Prospectus for the PENN Capital Funds Trust.

November 18, 2015

ACA Performance Services, LLC

By: /s/ Theodore Eichenlaub
       Theodore Eichenlaub
       Executive Vice President